# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VERISIGN, INC., CIK 0001014473
CUSIP: 92343E102
Title of class of securities: COMMON STOCK PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 12061 Bluemont Way, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-14-054868
Filed by CIK 0001067983

## Reporting persons
- Warren E. Buffett: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 13,271,457; sole dispositive power 0; shared dispositive power 13,271,457; aggregate amount beneficially owned 13,271,457 (13.8% of the class)
- Berkshire Hathaway Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 13,271,457; sole dispositive power 0; shared dispositive power 13,271,457; aggregate amount beneficially owned 13,271,457 (13.8% of the class)
- National Indemnity Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 7,998,510; sole dispositive power 0; shared dispositive power 7,998,510; aggregate amount beneficially owned 7,998,510 (8.3% of the class)
- GEICO Corporation: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 7,998,510; sole dispositive power 0; shared dispositive power 7,998,510; aggregate amount beneficially owned 7,998,510 (8.3% of the class)
- Government Employees Insurance Company: type of reporting person: insurance company (IC), corporation (CO); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 7,998,910; sole dispositive power 0; shared dispositive power 7,998,910; aggregate amount beneficially owned 7,998,910 (8.3% of the class)
- BNSF Master Retirement Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Texas (TX); member of a group; sole voting power 0; shared voting power 3,800,000; sole dispositive power 0; shared dispositive power 3,800,000; aggregate amount beneficially owned 3,800,000 (4% of the class)
- Scott Fetzer Company Collective Investment Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); member of a group; sole voting power 0; shared voting power 95,100; sole dispositive power 0; shared dispositive power 95,100; aggregate amount beneficially owned 95,100 (0.1% of the class)
- Berkshire Hathaway Consolidated Pension Plan Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Nebraska (NE); member of a group; sole voting power 0; shared voting power 1,015,032; sole dispositive power 0; shared dispositive power 1,015,032; aggregate amount beneficially owned 1,015,032 (1.1% of the class)
- Precision Castparts Corp. Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Oregon (OR); member of a group; sole voting power 0; shared voting power 362,815; sole dispositive power 0; shared dispositive power 362,815; aggregate amount beneficially owned 362,815 (0.4% of the class)

## Item 1. Issuer
Name of issuer: VERISIGN, INC.
Address of issuer's principal executive offices: 12061 Bluemont Way, Reston VA 20190

## Item 2. Person Filing
Name of person filing:
Warren E. Buffett

Berkshire Hathaway Inc.

National Indemnity Company

GEICO Corporation

Government Employees Insurance Company

BNSF Master Retirement Trust

Scott Fetzer Company Collective Investment Trust

Berkshire Hathaway Consolidated Pension Plan Master Trust

Precision Castparts Corp. Master Trust
Address of principal business office or, if none, residence:
Warren E. Buffett
3555 Farnam Street
Omaha, Nebraska 68131

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska 68131

National Indemnity Company
1314 Douglas Street
Omaha, Nebraska 68102

GEICO Corporation
One GEICO Plaza
Washington, DC 20076

Government Employees Insurance Company
One GEICO Plaza
Washington, DC 20076

BNSF Master Retirement Trust
c/o BNSF Railway
2650 Lou Menk Drive
Fort Worth, TX 76131

Scott Fetzer Company Collective Investment Trust
c/o Marmon Holdings Inc.
181 W. Madison St.
Chicago, IL 60602

Berkshire Hathaway Consolidated Pension Plan Master Trust
c/o Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

Precision Castparts Corp. Master Trust
c/o Precision Castparts Corporation
5885 Meadows Road
Lake Oswego, OR 97035
Citizenship: Warren E. Buffett (United States Citizen); Berkshire Hathaway Inc. (Delaware); National Indemnity Company (Nebraska); GEICO Corporation (Delaware); Government Employees Insurance Company (Nebraska); BNSF Master Retirement Trust (Texas); Scott Fetzer Collective Investment Trust (Delaware); Berkshire Hathaway Consolidated Pension Plan Master Trust (Nebraska); Precision Castparts Corp. Master Trust (Oregon)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), employee benefit plan or endowment fund (EP), parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: See the Cover Pages for each of the Reporting Persons.
Percent of class: See the Cover Pages for each of the Reporting Persons.
Sole power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Shared power to vote or to direct the vote: See the Cover Pages for each of the Reporting Persons.
Sole power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.
Shared power to dispose or to direct the disposition: See the Cover Pages for each of the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Warren E. Buffett: /s/ Warren E. Buffett, Warren E. Buffett (02/14/2025)
- Berkshire Hathaway Inc.: /s/ Warren E. Buffett, Warren E. Buffett, Chairman of the Board (02/14/2025)
- National Indemnity Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- GEICO Corporation: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Government Employees Insurance Company: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- BNSF Master Retirement Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Scott Fetzer Company Collective Investment Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Berkshire Hathaway Consolidated Pension Plan Master Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)
- Precision Castparts Corp. Master Trust: /s/ Warren E. Buffett, Warren E. Buffett, Attorney-in-Fact (02/14/2025)